Exhibit 99.1
FOR IMMEDIATE RELEASE
Transition Therapeutics Strengthens Drug Discovery Group
TORONTO, ON, August 18, 2008 — Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH, NASDAQ:TTHI) today announced a series of actions to strengthen the Company’s drug discovery group. Transition has acquired certain assets and the exclusive rights to three drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of Forbes Medi-Tech Inc. (“Forbes”). In addition, Dr. John Nestor, has joined Transition Therapeutics (USA) Inc. as Vice President of Drug Discovery. Dr. Nestor is a medicinal chemist with a wealth of experience in drug discovery at large pharmaceutical and biotechnology companies and has a track record of discovering and developing multiple pharmaceutical products.
These newly acquired discovery projects and other early-stage internal projects will be the focus of a group of research scientists led by Dr. Nestor and operate through a newly formed United States-based subsidiary called Transition Therapeutics (USA) Inc.
In consideration for the acquisition of these assets and intellectual property rights, Forbes will receive from Transition US$1 million, and potentially up to an additional US$6 million in contingent consideration dependent on all three technologies successfully achieving certain developmental and regulatory milestones.
About Transition
Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally and developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.
Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.
For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: 416-260-7770, x.223	Phone: 416-260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com